Exhibit 8.1

MAGIC EMPIRE GLOBAL LIMITED

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Giraffe Financial Holdings Limited	Hong Kong
Giraffe Capital Limited	Hong Kong
Giraffe Investment Limited	Hong Kong
Magic Empire Investment Limited	Hong Kong
Giraffe Corporate Services Limited	Hong Kong